BARNETT & LINN
ATTORNEYS AT LAW
1600 E. Florida Avenue, Suite 214 • Hemet, CA 92544
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

February 11, 2021

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Jan Woo, Legal Branch Chief
Alexandra Barone, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Melissa Walsh, Staff Accountant

Re:	3D Pioneer Systems, Inc. (“Registrant” and/or “Company”)
Amendment No. 1 to Registration Statement on Form 10
Filed on January 21, 2021
File No. 000-56089

Gentlepersons:

The Registrant hereby files its Amendment No. 13 to Registration Statement on Form 10 (“Amendment No.1”). The Amendment No. 1 has been revised in accordance with the Commission’s comment letter dated February 8, 2021 (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 1 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Form 10-12G filed January 21, 2021

Item 7: Certain Relationships and Related Transactions, page 21

1.	In accordance with your comment, we have included additional disclosure regarding the loans from a related party.

General

2.	In accordance with your comment, we have added disclosure regarding Rule 419 on page 4 and further disclosure on page 6 relating to shell status and filing of a Form S-8 and sales of restricted stock.

3.	In accordance with your comment we have added disclose to the Risk Factor on page 7 relating to the JOBS Act.

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

William B. Barnett

WBB: lg

cc/ Mr. S. Shaffier, CEO